Exhibit 99.3
Notice to ASX/LSE

Shareholdings of persons discharging managerial responsibility (PDMR)

4 December 2020

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Bonus Deferral Awards (“BDA”) granted under the Rio Tinto 2018 Equity Incentive Plan

50% of the annual bonuses of the participating executives are delivered as BDA in the form of deferred ordinary shares of Rio Tinto plc or Rio Tinto Limited (“shares”), as applicable. The BDA vests in December of the third year after the end of the performance year to which the annual bonus relates.

On 1 December 2020, Rio Tinto was notified that the following PDMR received their vested 2018 BDA in the form of shares, of which sufficient were sold to pay applicable withholding tax and other deductions.

Security	Name of PDMR	Conditional Award Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share	No: of Shares Retained	Date of Transaction
Rio Tinto plc shares	Baatar, Bold	7,389	8,719	3,989	49.787226 GBP	4,730	01/12/2020
Rio Tinto plc shares	Barrios, Alfredo	10,097	11,914	6,182	49.787226 GBP	5,732	01/12/2020
Rio Tinto plc shares	Jacques, Jean-Sébastien	21,401	25,253	11,606	49.787226 GBP	13,647	01/12/2020
Rio Tinto plc shares	Soirat, Arnaud	6,328	7,467	3,417	49.787226 GBP	4,050	01/12/2020
Rio Tinto plc shares	Toth, Peter**	1,851	2,184	1,000	49.787226 GBP	1,184	01/12/2020
Rio Tinto Limited shares	Trott, Simon**	1,313	1,549	N/A	N/A	1,549	01/12/2020
Rio Tinto Limited shares	Vella, Ivan**	1,347	1,561	N/A	N/A	1,561	01/12/2020
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted.
** Deferral was 25% of annual bonus as it related to a performance year prior to becoming a PDMR.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404